SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

Liberate Technologies
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

530129105
(CUSIP Number)

Arthur R. Block, Esq. Comcast Corporation 1500 Market Street Philadelphia , PA 19102-1700 215-665-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐.

     Note . Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530129105	13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Technology, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast Cable Communications Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast of Michigan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast MO of Delaware, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast MO Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast of Georgia, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comcast STB Software LIB, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a), 5(b) and 6.

CUSIP No. 530129105	13D	Page 11 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Double C Technologies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 12,566,233 (including shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 533,332 (including shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 12,566,233 (including shares issuable upon exercise of warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO
                * See responses to Items 5(a), 5(b) and 6.

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Liberate Technologies, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2655 Campus Drive, Suite 250, San Mateo, California 94403.

   Item 2. Identity and Background.

This statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):

(1)	Double C Technologies, LLC, a Delaware limited liability company (“Double C”);

(2)	Comcast STB Software LIB, LLC, a Delaware limited liability company (“Comcast STB”);

(3)	Comcast of Georgia, Inc., a Colorado corporation (“Comcast Georgia”);

(4)	Comcast MO Group, Inc., a Delaware corporation (“Comcast MO Group”);

(5)	Comcast MO of Delaware LLC, a Delaware limited liability company (“Comcast MO LLC”);

(6)	Comcast of Michigan, LLC, a Delaware limited liability company (“Comcast Michigan”);

(7)	Comcast Cable Communications Holdings, Inc., a Delaware corporation (“CCHI”);

(8)	Comcast Technology, Inc., a Delaware corporation (“Comcast Technology”);

(9)	Comcast Holdings Corporation, a Pennsylvania corporation (“Comcast Holdings”); and

(10)	Comcast Corporation, a Pennsylvania corporation (“Comcast”).

     Upon the closing of the Transaction (as defined below), Comcast STB will own 66.67% of the membership interests of and control Double C. The remaining minority membership interests of Double C will be owned by Cox Communications Technology, L.L.C. (“Cox”), an indirect wholly-owned subsidiary of Cox Communications, Inc. Comcast STB is a wholly-owned subsidiary of Comcast.

     Comcast Michigan is a wholly-owned subsidiary of Comcast MO LLC. Comcast MO LLC is a wholly-owned subsidiary of Comcast Georgia. Comcast Georgia is a wholly-owned subsidiary of Comcast MO Group. Comcast MO Group is a wholly-owned subsidiary of CCHI. CCHI is a wholly-owned subsidiary of Comcast.

     Comcast Technology is a wholly-owned subsidiary of Comcast Holdings. Comcast owns, directly and indirectly, all of the outstanding capital stock of Comcast Holdings.

     The principal business of Double C is to consummate the Transaction and, thereafter, to own the North American business of the Issuer acquired in the Transaction. The principal business of Comcast STB is to hold membership interests in Double C and conduct other activities related to the Transaction. The principal business of each of Comcast Michigan, Comcast MO LLC, Comcast Georgia, Comcast MO Group and CCHI is the development, management and operation of broadband cable networks. Comcast Technology is a holding company. Comcast and Comcast Holdings are principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content.

     The principal business office of Comcast Technology is located at 1201 North Market Street, Suite 1000, Wilmington, Delaware 19801. The principal business office of each of the other Reporting Persons is located at 1500 Market Street, Philadelphia, Pennsylvania 19102.

     The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A to this Statement. None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A to this Statement has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     The Warrants (as defined below) were acquired by Comcast Technology, Comcast Georgia and Comcast Michigan as described in response to Item 6.

     Double C has entered into the Voting Agreement (as defined below) described in response to Item 4. None of the Reporting Persons has expended any funds in connection with the Voting Agreement.

   Item 4. Purpose of Transaction.

     The Warrants were acquired by Comcast Technology, Comcast Georgia and Comcast Michigan as described in response to Item 6.

     On January 9, 2005, the Issuer reached agreement to sell substantially all of the assets of its North American business to Double C . Under the terms of the agreement, Double C will receive substantially all of the assets, including patents and other intellectual property, and will assume certain liabilities related to the Issuer’s North American business (the “Transaction”). The Issuer will receive cash consideration of approximately $82 million. The parties will cross-license technology and intellectual property to one another following the closing for purposes of the continued conduct of their respective business. The asset purchase agreement (the “Asset Purchase Agreement”) and certain other agreements relating to the Transaction, including the Voting Agreement, became effective on January 14, 2005, following the dismissal of the Issuer’s appeal from the United States Bankruptcy Court for the Northern District of California (docketed as Case No. 04-31394-TEC). The Transaction is subject to approval by the Issuer’s shareholders, Hart-Scott-Rodino antitrust approval, and other customary closing conditions.

     In connection with the Transaction, David Lockwood, chairman and chief executive officer of the Issuer, and Lockwood Fund LLC (the “Principal Stockholders”) entered into a Stockholder Voting Agreement with Double C, dated as of January 14, 2005 (the “Voting Agreement”), with respect to all Shares over which the Principal Stockholders exercise voting or investment power (as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (the “Owned Shares”). The Owned Shares do not include those Shares which either Principal Stockholder has the right to acquire within 60 days but do include any Shares as to which a Principal Stockholder acquires Beneficial Ownership (as defined in the Voting Agreement) after execution of the Voting Agreement.

     Pursuant to the Voting Agreement, each of the Principal Stockholders has appointed Double C and any designee of Double C as such Principal Stockholder’s proxy and attorney-in-fact pursuant to the provisions of Section 212 of the Delaware General Corporation Law, as amended, to vote and act on each such Principal Stockholder’s behalf and in each such Principal Stockholder’s name, place and stead with respect to such Principal Stockholder’s Owned Shares, at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment or postponement of any such meeting and to act by written consent with respect to each such Principal Stockholder’s Owned Shares. Each Principal Stockholder affirmed that the proxy is coupled with an interest and is irrevocable and agreed not to grant any subsequent proxy with respect to such Principal Stockholder’s Owned Shares (except as provided below).

     Each Principal Stockholder further irrevocably and unconditionally agreed (i) to appear, or otherwise cause the Owned Shares to be counted as present, at any shareholders’ meeting held to vote upon the transactions contemplated by the Asset Purchase Agreement for purposes of establishing a quorum and to vote or consent, or cause to be voted or consented, the Owned Shares in favor of the Asset Purchase Agreement, the sale of assets provided for therein and the consummation of the transactions contemplated thereby; provided that such Principal Stockholder has received written notice within a reasonable period of time prior to any such meeting that Double C is unable to vote the Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Transaction with respect to all of the Owned Shares; and (iii) with respect to any Owned Shares, not to vote, execute any written consent, enter into any other voting agreement or cause any of the foregoing actions in favor of any Alternative Proposal (as defined in the Asset Purchase Agreement and set forth below) or where such action would be inconsistent with or frustrate the purposes of the Asset Purchase Agreement or the Voting Agreement.

     “Alternative Proposal” means (A) any proposal (whether or not in writing and whether or not delivered to the Issuer’s stockholders generally), other than (x) as contemplated by the Asset Purchase Agreement, (y) as otherwise proposed by Double C or its affiliates or (z) solely with respect to the sale of all or part of the non-North America Business (as defined in the Asset Purchase Agreement), each regarding (i) a merger, consolidation, tender offer, share exchange or other business combination or similar transaction involving the Issuer, (ii) the issuance by the Issuer of any equity interest in or any voting securities of the Issuer which constitutes 20% or more of the total of such equity interests or voting securities, (iii) the acquisition in any manner, directly or indirectly, of 20% or more of the consolidated assets of the Issuer or the Canadian Subsidiary or any equity interest of the Issuer’s subsidiaries, (iv) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any “group” (as defined under Section 13(d) of the Exchange Act) which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of capital stock of the Issuer or (v) any transaction for any material portion of the Transferred Assets (as defined in the Asset Purchase Agreement) or the North America Business or any transaction the effect of which would be reasonably likely to prohibit, restrict or delay the consummation of the transactions contemplated by the Asset Purchase Agreement; or (B) the occurrence of any of the transactions described in clauses (i) – (v) of (A) above or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Each Principal Stockholder also agreed that he or it will not, without the prior written consent of Double C, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Shares, or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares. Each Principal Stockholder further agrees that the Voting Agreement and each Principal Stockholder’s obligations thereunder shall attach to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

     The Voting Agreement shall terminate on the earlier of (i) the closing of the transactions contemplated by the Asset Purchase Agreement and (ii) the termination of the Asset Purchase Agreement in accordance with its terms.

     Except as set forth in this Statement and in connection with the Transaction described above, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) Double C, pursuant to the Voting Agreement, has acquired the right to vote in favor of the Transaction (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Exchange Act, Double C and the other Reporting Persons may be deemed to beneficially own, 12,032,901 Shares, representing 11.3% of the outstanding Shares. Double C and each of the other Reporting Persons disclaims beneficial ownership of such Shares.

     In addition, Comcast Technology has the right to acquire 266,666 Shares, representing approximately 0.3% of the outstanding Shares, pursuant to the Warrants, and Comcast Georgia and Comcast Michigan together have the right to acquire 266,666 Shares, representing approximately 0.3% of the outstanding Shares, pursuant to the Warrants.

     Each of the Reporting Persons may be deemed to beneficially own the Shares described in this Item 5(a). Except as set forth in this Item 5(a), none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any persons named in Schedule A hereto beneficially owns any Shares.

     (b) Double C has power to vote or to direct the voting of 12,032,901 Shares pursuant to the Voting Agreement as described in Item 4. Other Reporting Persons may be deemed to share the power to vote or direct the voting of such Shares pursuant to the Voting Agreement as described in Item 4.

     Comcast Technology has power to dispose of and direct the disposition of Warrants exercisable for 266,666 Shares. Comcast Georgia and Comcast Michigan together have power to dispose of and direct the disposition of Warrants exercisable for 266,666 Shares. Other Reporting Persons may be deemed to share the power to dispose of or direct the disposition of such Warrants.

(c)	Inapplicable.

(d)	Inapplicable.

(e)	Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See response to Item 4.

     Copies of the Asset Purchase Agreement and the Voting Agreement are filed as Exhibit 2.6 and Exhibit 99.2, respectively, to the Issuer’s Form 8-K/A filed on January 18, 2005 and are incorporated herein by reference. The summaries of such agreements contained in this Statement are qualified in their entirety by reference to such agreements.

     Comcast Technology, Comcast Georgia and Comcast Michigan from time to time acquired warrants of the Issuer exercisable for Shares (the “Warrants”) in connection with licensing and other commercial arrangements between such Reporting Persons and the Issuer. Comcast Technology currently holds Warrants exercisable for 266,666 Shares, and Comcast Georgia and Comcast Michigan currently jointly hold Warrants exercisable for 266,666 Shares. The Warrants held by Comcast Technology have an exercise price of $6.90 per Share with respect to 166,666 Shares and $4.80 per Share with respect to 100,000 Shares. The exercise price for the Warrants jointly held by Comcast Georgia and Comcast Michigan is $6.90 per Share. The exercise price and number of Shares issuable upon exercise of a Warrant are subject to customary anti-dilution adjustments. Each Warrant is exercisable at any time until May 31, 2005, upon which day the Warrants automatically terminate and are of no further force and effect.

     Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 99.1: Joint Filing Agreement, dated as of January 24, 2005, among Comcast Corporation, Comcast Holdings Corporation, Comcast Technology, Inc., Comcast Cable Communications Holdings, Inc., Comcast MO Group, Inc., Comcast MO of Delaware, LLC, Comcast of Michigan, LLC, Comcast of Georgia, Inc., Comcast STB Software LIB, LLC and Double C Technologies, LLC.

     Exhibit 99.2: Asset Purchase Agreement, dated as of January 14, 2005, by and among Double C Technologies, LLC, Liberate Technologies and Liberate Technologies Canada, Ltd. (incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K/A of the Issuer filed on January 18, 2005).

     Exhibit 99.3: Stockholder Voting Agreement, dated as of January 14, 2005, by and among Double C Technologies, LLC, David Lockwood and Lockwood Fund LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K/A of the Issuer filed on January 18, 2005).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2005

COMCAST CORPORATION

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

Following is a list of the directors and executive officers of the Reporting Persons, setting forth the residence or business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Comcast Corporation, each individual’s business address is 1500 Market Street, Philadelphia, Pennsylvania 19102 and each individual is a citizen of the United States of America.

Directors and Executive Officers of Comcast Corporation:

Name	Residence or Business Address	Present Principal Occupation

Ralph J. Roberts*	Comcast Corporation	Chairman of the Executive and Finance
	1500 Market Street	Committee of the Board of Directors
Philadelphia, PA 19102

Brian L. Roberts*	Comcast Corporation	President, Chief Executive Officer and
	1500 Market Street	Chairman of the Board of Directors
Philadelphia, PA 19102

Stephen B. Burke	Comcast Corporation	Executive Vice President and Chief Operating
	1500 Market Street	Officer
Philadelphia, PA 19102

John R. Alchin	Comcast Corporation	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	1500 Market Street	Officer and Treasurer
Philadelphia, PA 19102

Lawrence S. Smith	Comcast Corporation	Executive Vice President and Co-Chief
	1500 Market Street	Financial Officer
Philadelphia, PA 19102

David L. Cohen	Comcast Corporation	Executive Vice President and Assistant
	1500 Market Street	Secretary
Philadelphia, PA 19102

Arthur R. Block	Comcast Corporation	Senior Vice President, General Counsel,
	1500 Market Street	Secretary and Assistant Treasurer
Philadelphia, PA 19102

Lawrence J. Salva	Comcast Corporation	Senior Vice President, Chief Accounting
	1500 Market Street	Officer and Controller
Philadelphia, PA 19102

S. Decker Anstrom*	Landmark Communications, Inc.	President and Chief Executive Officer of
	150 W. Brambleton Avenue	Landmark Communications, Inc.
Norfolk, VA 23510

C. Michael Armstrong*	699 Hollow Tree Ridge Road	Visiting Professor at the Massachusetts Institute
	Darien, CT 06820	of Technology

Kenneth J. Bacon*	Fannie Mae	Senior Vice President of Fannie Mae
3900 Wisconsin Avenue, NW
Washington, DC 20016

Sheldon M. Bonovitz*	Duane Morris LLP	Chairman and Chief Executive Officer of
	4200 One Liberty Place	Duane Morris LLP
Philadelphia, PA 19103

Julian A. Brodsky*	Comcast Corporation	Non-Executive Vice Chairman of the Board of
	1500 Market Street	Directors
Philadelphia, PA 19102

Joseph L. Castle, II*	Castle Energy Corporation	Chairman and Chief Executive Officer of Castle
	One Radnor Corporate Center	Energy Corporation
Suite 250
100 Matsonford Road
Radnor, PA 19087

Joseph J. Collins*	155 Long Neck Point Road	Retired Chairman and Chief Executive Officer
	Darien, CT 06820	of Time Warner Cable

J. Michael Cook*	980 Lake Avenue	Retired Chairman and Chief Executive Officer
	Greenwich, CT 06831	of Deloitte & Touche LLP

Dr. Judith Rodin*	3101 Walnut Street	President Emerita and Fox Leadership Professor
	Philadelphia, PA 19014	of the University of Pennsylvania and
President-elect of The Rockefeller Foundation

Michael I. Sovern*	Sotheby’s Holdings, Inc.	Chairman of Sotheby’s Holdings, Inc.
1334 York Avenue
New York, NY 10021
__________
* Director

Directors and Executive Officers of Comcast Holdings Corporation:

Name	Position	Present Principal Occupation
Brian L. Roberts	President, Chief Executive	President, Chief Executive Officer and
	Officer and Director	Chairman of the Board of Directors

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President, Co-	Executive Vice President and Co-Chief
	Chief Financial Officer and	Financial Officer
Director

Lawrence J. Salva	Senior Vice President, Chief	Senior Vice President, Chief Accounting Officer
	Accounting Officer and	and Controller
Controller

David L. Cohen	Executive Vice President,	Executive Vice President and Assistant
	Assistant Secretary and Director	Secretary

Arthur R. Block	Senior Vice President, General	Senior Vice President, General Counsel,
	Counsel, Secretary, Assistant	Secretary and Assistant Treasurer
Treasurer and Director

Directors and Executive Officers of Comcast Technology, Inc.:

Name	Position	Present Principal Occupation
James P. McCue	President and Director	President of Comcast Capital Corporation
1201 N. Market Street, Suite 1000
Wilmington, DE 19801

C. Stephen Backstrom	Vice President, Treasurer and	Vice President – Taxation
Director

Sandra W. Crowell	Assistant Treasurer, Assistant	Director of Treasury Operations of Comcast
	Secretary and Director	Capital Corporation
1201 N. Market Street, Suite 1000
Wilmington, DE 19801

William E. Dordelman	Vice President, Assistant	Vice President – Finance and Assistant
	Treasurer and Director	Treasurer

Rosemarie S. Teta	Vice President, Assistant	Vice President of Comcast Capital Corporation
	Treasurer, Assistant Secretary and	1201 N. Market Street, Suite 1000
	Director	Wilmington, DE 19801

Directors and Executive Officers of Comcast Cable Communications Holdings, Inc. and Comcast MO Group, Inc.:

Name	Position	Present Principal Occupation
Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President, Co-	Executive Vice President and Co-Chief
	Chief Financial Officer and	Financial Officer
Director

David L. Cohen	Executive Vice President,	Executive Vice President and Assistant
	Assistant Secretary and Director	Secretary

Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer, Secretary and Director	Secretary and Assistant Treasurer

Executive Officers of Comcast of Michigan, LLC, Comcast MO of Delaware, LLC and Comcast STB Software LIB, LLC:

Name	Position	Present Principal Occupation
Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer

John R. Alchin	Executive Vice President, Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President and Co-	Executive Vice President and Co-Chief
	Chief Financial Officer	Financial Officer

David L. Cohen	Executive Vice President and	Executive Vice President and Assistant
	Assistant Secretary	Secretary

Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer and Secretary	Secretary and Assistant Treasurer

Directors and Executive Officers of Comcast of Georgia, Inc.:

Name	Position	Present Principal Occupation
Brian L. Roberts	Chairman	President, Chief Executive Officer and
Chairman of the Board of Directors

Stephen B. Burke	President	Executive Vice President and Chief Operating
Officer

John R. Alchin	Executive Vice President , Co-	Executive Vice President, Co-Chief Financial
(Citizen of Australia)	Chief Financial Officer and	Officer and Treasurer
Treasurer

Lawrence S. Smith	Executive Vice President and Co-	Executive Vice President and Co-Chief
	Chief Financial Officer	Financial Officer

David L. Cohen	Executive Vice President and	Executive Vice President and Assistant
	Assistant Secretary	Secretary

Arthur R. Block	Senior Vice President, Assistant	Senior Vice President, General Counsel,
	Treasurer, Secretary and Director	Secretary and Assistant Treasurer

Directors and Executive Officers of Double C Technologies, LLC:

Name	Position	Present Principal Occupation
Stephen E. Silva	Director	Executive Vice President – New Business
Development of Comcast Cable
Communications

Robert S. Pick	Director	Senior Vice President – Corporate Development
of Comcast Corporation

David M. Fellows	Director	Executive Vice President and Chief Technology
Officer of Comcast Cable Communications

Mark E. Hess	Director	Senior Vice President – Digital Television of
Comcast Cable Communications

Dallas Clement	Director	Senior Vice President, Corporate Development
Cox Communications, Inc.
1400 Lake Hearn Drive, N.E.
Atlanta, GA 30319

James O. Robbins	Director	President and Chief Executive Officer
Cox Communications, Inc.
1400 Lake Hearn Drive, N.E.
Atlanta, GA 30319